UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SmartPros Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83171G103

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peter E. St. Geme

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 127,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 127,000
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 127,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 2.5%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of SmartPros Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 12 Skyline Drive, Hawthorne, NY 10532.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Peter E. St. Geme (the "Filer" or the "Reporting Person" or "St. Geme").

(b) The business address of the Filer is 580 California Street, Suite 517, San Francisco, CA 94104.

(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other organization in which such employment is conducted:
St. Geme is a private investor.

(d) During the last five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Filer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
St. Geme	PF	$482,600

Item 4. Purpose of Transaction

The Reporting Person acquired his position in the Shares because he believed that the Shares were undervalued. The Reporting Person believes that it is likely by December 31, 2007, the Issuer will have approximately $10 million in cash and essentially no debt which is an excessive situation relative to the Issuer's current market valuation of approximately $29 million. The Reporting Person believes it is likely that a strategic acquirer could utilize greater resources and market presence than the Issuer to advantage the Issuer's innovative offerings as well as chronically over capitalized balance sheet and thereby profit from higher revenue growth and the elimination of duplicative costs. The Reporting Person believes the learning solutions industry is fragmented and ripe for consolidation, especially for smaller capitalized companies such as the Issuer. In light of these beliefs, the Reporting Person believes that a sale of the Issuer to a strategic acquirer will likely enhance the valuation of the Issuer. In addition, the Reporting Person has been disappointed that the Issuer has not been more proactive in reducing its overcapitalized balance sheet. For example, for approximately a year through November 1, 2007, the Issuer has had in place a $750,000 share buy back program, yet the Issuer did not buy back a single share even during periods of time where the Issuer's enterprise value was trading at a discount to its trailing twelve months of revenue. The Issuer is profitable and is generating an operating cash flow to enterprise value yield well in excess of 10%. The Reporting Person may seek to meet with management of the Issuer to discuss the potential for such a transaction, as well as the Issuer's business and operations generally. The Reporting Person may also discuss these matters with other large holders of the Shares as well as potential large holders.

The Reporting Person may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of his Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by the Filer at the date hereof is reflected on the Filer's cover page.

The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer since December 20, 2007:
Name	Purchase or Sale	Date of Transaction	Shares	Price per Share
St. Geme	SELL	1-04-08	4,500	5.8033
St. Geme	SELL	1-07-08	500	5.6000
St. Geme	SELL	1-10-08	43,950	4.9070
St. Geme	SELL	1-24-08	1,050	5.1400
St. Geme	SELL	1-25-08	13,267	4.7867
St. Geme	SELL	1-28-08	23,933	4.5476
St. Geme	BUY	1-30-08	100	4.89
St. Geme	SELL	1-31-08	500	4.8
St. Geme	SELL	2-01-08	59,400	4.851431

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008
Peter E. St. Geme

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